Management’s Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
November 9, 2021
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020 (the "2020 Financial Statements"), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2021 (the “Q3 2021 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2020 Financial Statements, and the Q3 2021 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 3 of the 2020 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold", “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, "total debt", "capital", “working capital", and "cash mine operating earnings", which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings“ and “basic adjusted earnings per share”, "total debt", "capital", “working capital”, and "cash mine operating earnings" as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q3 2021 Financial Statements.
Any reference to “Cash Costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineable reserves and resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q3 2021 HIGHLIGHTS

Operations
•Silver production of 4.83 million ounces
Consolidated silver production for Q3 2021 of 4.83 million ounces was 18% higher than the 4.09 million ounces produced in the three months ended September 30, 2020 ("Q3 2020"), primarily reflecting higher production at Huaron and Morococha, which were both suspended for most of Q3 2020 due to the COVID-19 pandemic, and higher production at Manantial Espejo. The quarter-over-quarter production increases were partially offset by a decrease at Dolores, which has transitioned to be primarily a gold producer. The production variances for each of Pan American's mines are further described in the "Individual Mine Performance" section of this MD&A.
At La Colorada, the Company successfully cleared the blockage that formed during the Q1 2021 commissioning of a primary ventilation raise, which relieved the ventilation-driven constraints that have impacted operations since late 2019. Relative to the prior quarter, mining rates increased by 21% in Q3 2021, with further increases anticipated through the balance of 2021, leading to throughput rates increasing to 2,000 tonnes per day by mid-2022.
Consolidated silver production for the nine-months ended September 30, 2021 ("YTD 2021") was 13.90 million ounces. Management is revising its silver production forecast for 2021 to between 19.00 and 20.00 million ounces, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.
•Gold production of 142.6 thousand ounces
Consolidated gold production for Q3 2021 of 142.6 thousand ounces was 22% higher than the 116.9 thousand ounces produced in Q3 2020, primarily reflecting increases at Dolores, Shahuindo, and Manantial Espejo, as further described in the "Individual Mine Performance" section of this MD&A.
Consolidated gold production YTD 2021 was 422.6 thousand ounces. The Company is revising its 2021 gold production forecast to between 560.0 and 588.0 thousand ounces, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.
•Base metal production
Zinc, lead and copper ("base metal") production in Q3 2021 of 12.7 thousand tonnes, 4.2 thousand tonnes, and 2.1 thousand tonnes, respectively, was significantly higher than Q3 2020, largely due to the increase in production at Huaron and Morococha, where Q3 2020 production was hindered by the COVID-19 related mine suspensions.
Consolidated zinc, lead and copper production for YTD 2021 was 38.2 thousand tonnes, 14.0 thousand tonnes, and 6.3 thousand tonnes, respectively. Management is revising its base metal production forecasts for 2021, as detailed in the "2021 Annual Operating Outlook" section of this MD&A.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Financial
•Cash Flow, liquidity and working capital position
Cash flow from operations: in Q3 2021 totaled $157.0 million, $42.1 million more than the $114.9 million generated in Q3 2020, reflecting: a $31.9 million increase in cash mine operating earnings(1); a $14.0 million inflow from non-cash working capital, driven by the sale of previously built inventories; and an $16.4 million decrease in care and maintenance expenditures exclusive of associated depreciation. These factors more than offset a $14.5 million increase in income tax cash payments. Inventory levels are expected to stabilize in Q4 2021 and should be a source of cash in 2022. The cash flow movements are further described in the "Overview of Q3 2021 Financial Results" section.
As at September 30, 2021, the Company had working capital of $618.8 million, inclusive of cash and short-term investment balances of $315.4 million; an equity investment in Maverix Metals Inc. ("Maverix") with a market value of $116.1 million; and $500.0 million available under its Sustainability-Linked Credit Facility. Total debt of $45.0 million was related to lease liabilities and construction loans.
The Company's cash and short-term investment balances increased by $75.1 million in Q3 2021, driven by a $100.4 million increase in cash and cash equivalents resulting from operating cash flow, which was partially offset by $25.3 million in non-cash mark-to-market investment losses, primarily from New Pacific Metals Corp.
•Revenue and net income
Revenue in Q3 2021 of $460.3 million was 53% higher than in Q3 2020 from increased quantities of metal sold, partially offset by lower realized precious metal prices.
Revenue in Q3 2021 benefited from the sale of dore and concentrate inventories built-up in prior periods, partially offset by an increase of on-pad inventories at the Company's three heap leach pad operations, largely related to leach sequencing at Dolores and increased heap-stacking rates at Shahuindo and La Arena.
Net earnings of $20.2 million ($0.10 basic earnings per share) was recorded for Q3 2021, compared with net earnings of $65.3 million ($0.31 basic earnings per share) in Q3 2020. The $45.0 million quarter-over-quarter decrease is mainly due to:
i.a $38.3 million negative variance from investment (loss) income, which was a loss in Q3 2021 compared to a gain in the comparable quarter, and largely related to the non-cash mark-to-market on the Company's investment in New Pacific Metals Corp.;
ii.a $25.7 million decrease in mine operating earnings, as increased revenues were offset by higher cost of sales, which were distorted in the previous period due to restricted workforce deployments affecting development and other spending; and,
iii.a $22.8 million increase in income tax expense, of which $6.8 million was due to the taxable gains on the sale of the Waterloo property and $9.9 million was related to changes in deductible tax attributes from changes in foreign exchange rates.
Partially offsetting these factors was a $19.6 million decrease in care and maintenance expenditures related to the suspensions of Huaron and Morococha in Q3 2020 and a $28.4 million increase for gains on sale of mineral properties, plant and equipment. See the "Overview of Q3 2021 Financial Results" section of this MD&A for further information.
Adjusted earnings(1): of $37.8 million, ($0.18 per share) was recorded in Q3 2021, compared to the Q3 2020 revised adjusted earnings of $59.1 million ($0.28 per share).
•Q3 2021 Cash Costs(1)
•Silver Segment Cash Costs were $11.92 per silver ounce sold.
•Gold Segment Cash Costs were $922 per gold ounce sold.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
•Q3 2021 All-In Sustaining Costs (“AISC”) (1)
•Silver Segment AISC were $16.30 per silver ounce sold.
•Gold Segment AISC were $1,176 per gold ounce sold.
•Consolidated AISC per silver ounce sold, including by-product credits from the Gold Segment, were negative $0.44 per silver ounce sold.
(1) Adjusted earnings, Cash Costs, AISC and Cash Mine Operating Earnings are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q3 2021 Financial Statements.
Coronavirus disease ("COVID-19") Impact
Pan American continues to maintain comprehensive protocols to protect the health and safety of our workforce and communities during the COVID-19 pandemic. We had anticipated the impact of COVID-19 and associated protocols on operations to diminish over the course of 2021; however, comprehensive protocols remain largely in place which continues to affect production rates and progress on capital projects above what was originally assumed in the Company's guidance. Vaccination rates are increasing in all of the Company’s operating jurisdictions, which should allow relaxation of the more impactful protocols in the near future.
The COVID-19 pandemic continues to cause difficulties and suffering in the communities were we operate. In addition to maintaining stringent COVID-19 protocols to protect health and safety within our local communities, Pan American continues to provide donations of food and hygiene supplies. We also remain committed to our partnership with UNICEF Canada to help children and families affected by COVID-19 and the GiveAVax campaign to provide global equitable access to COVID-19 vaccines through distribution of two billion doses of COVID-19 vaccines to low and middle income countries by the end of 2021.
Further disclosure on the impact from the COVID-19 pandemic can be found in the "Risks and Uncertainties" section of this MD&A.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our core ESG values are: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
We continue to make progress on the 2021 goals described in the "Goals and Performance" section of the Company's 2020 Sustainability Report (the "2021 ESG Goals"), which is available on the Company's website at www.panamericansilver.com. Unfortunately we have not met the most important goal set for 2021 of zero fatalities, as Huaron, San Vicente and La Colorada each experienced one fatality during the first nine months of 2021. Our focus continues to be on preventing workplace fatalities and injuries by improving our safety systems and training processes. We also do not expect to meet our full GHG reduction targets for 2021 due to policy changes by the Federal Government in Mexico that will delay commissioning of the renewable energy supply contracts for both the Dolores and La Colorada mines. We will provide further information on our progress in meeting our 2021 ESG Goals in the Company's 2021 annual report and 2021 sustainability report. The Interactive Analyst CenterTM of our website provides comprehensive historical ESG data.
Pan American has also donated $1.25 million to the Nature Trust of British Columbia ("NTBC"). Under the North American Wetlands Conservation Act, the Canadian and United States governments will match the donation 4:1, enabling the NTBC to receive $5 million over the next three years. These funds will be directed to critical wetland conservation projects in British Columbia.
ILO 169 Consultation Process for Escobal Underway
The ILO 169 Consultation process for the Escobal mine in Guatemala has advanced in 2021 with pre-consultation meetings held in May, June and October. The process is being led by Guatemala's Ministry of Energy and Mines

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
("MEM") with representatives of the Xinka indigenous people and PAS Guatemala, Pan American's subsidiary in Guatemala, as participants in the process.
Operations at the Escobal mine have been suspended since July 2017, and the Constitutional Court of Guatemala has ordered the continued suspension of the mining license while the MEM conducts the ILO 169 consultation with the Xinka communities residing in the area of influence. During the mine's suspension, Pan American conducts care and maintenance activities required under our Environmental Management Plan.
We are pleased that the ILO 169 consultation process is advancing, respecting the Xinka people's right to consultation with broad and inclusive participation. A timeline for completion of the consultation process and potential restart of operations at Escobal has not been determined.
OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three and nine months periods ended September 30, 2021 and 2020. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)				Gold Production (ounces ‘000s)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020	2021	2020	2021	2020
La Colorada	1,424	1,445	3,588	3,839	0.7	1.0	1.9	2.7
Huaron	888	274	2,675	1,257	0.2	—	0.8	0.2
Morococha(1)	547	142	1,635	646	0.3	0.1	0.8	0.4
San Vicente(2)	606	655	1,908	1,657	0.1	0.1	0.2	0.2
Manantial Espejo	813	606	2,145	1,804	8.4	5.4	22.4	15.4
Dolores	486	871	1,732	3,016	39.6	22.7	120.0	67.5
Shahuindo	55	81	174	185	37.3	33.0	97.1	108.8
La Arena	9	9	29	22	22.9	21.6	79.8	64.0
Timmins	4	4	12	13	33.0	32.8	99.6	110.3
Total	4,831	4,087	13,898	12,440	142.6	116.9	422.6	369.6
(1)Morococha data represents Pan American's 92.3% interest in the mine's production.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
Consolidated silver production in Q3 2021 of 4.83 million ounces was 18% higher than the 4.09 million ounces produced in Q3 2020, while consolidated gold production in Q3 2021 of 142.6 thousand ounces was 22% higher than the 116.9 thousand ounces produced in Q3 2020. The drivers of the production increases are further described in the "Q3 2021 Highlights" and "Individual Mine Performance" sections of this MD&A.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Base Metal Production
The following table provides the Company’s base metal production for the three and nine months ended September 30, 2021 and 2020:

	Base Metal Production
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Zinc – kt	12.7	8.6	38.2	26.0
Lead – kt	4.2	3.4	14.0	10.4
Copper – kt	2.1	0.7	6.3	2.9
Zinc, lead and copper production in Q3 2021 was considerably higher than in Q3 2020, with the individual mine changes further described in the "Individual Mine Performance" section of this MD&A.
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q3 2021 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three and nine months ended September 30, 2021, as compared to the same periods in 2020:

	Cash Costs(1) ($ per ounce)				AISC(1) ($ per ounce)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020	2021	2020	2021	2020
La Colorada	12.65	6.54	10.20	6.97	18.48	10.07	18.50	10.48
Dolores(2)	-	(5.12)	-	(0.22)	-	(22.92)	-	8.74
Huaron	4.69	(0.97)	4.08	4.83	7.63	5.78	7.26	8.46
Morococha	8.41	6.07	11.22	11.00	12.76	13.23	15.22	18.46
San Vicente	16.84	18.08	16.54	14.97	21.16	20.08	18.26	17.15
Manantial Espejo	19.33	14.03	21.25	14.52	22.71	12.22	23.76	14.48
Silver Segment Consolidated(2)(3)	11.92	7.14	12.28	7.39	16.30	6.01	16.51	11.75
Dolores(2)	767	-	699	-	1,026	-	844	-
Shahuindo	763	464	759	580	951	616	964	724
La Arena	930	837	742	842	1,240	1,409	1,178	1,282
Timmins	1,331	1,111	1,325	1,040	1,618	1,318	1,620	1,165
Gold Segment Consolidated(2)(3)	922	793	879	811	1,176	1,057	1,135	1,007
Consolidated AISC per silver ounce sold(4)					(0.44)	(8.42)	(1.18)	(1.79)
Consolidated AISC before NRV inventory adjustments					(0.95)	(2.56)	(0.14)	(1.04)
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q3 2021 Financial Statements.
(2)Due to the expected mine sequencing into a higher gold zone of the Dolores mine, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus, as of Q1 2021, Cash Costs and AISC at Dolores are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. Dolores Cash Costs and AISC in the 2020 comparable period were reported on a per ounce of silver basis and included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported. For comparison purposes, had Dolores been reported in the Gold Segment in 2020, Gold Segment Cash Costs and AISC for Q3 2020 would have been $777 and $867, respectively, and for the nine months ended September 30, 2020 ("YTD 2020") would have been $820 and $1,057, respectively. Silver Segment Cash Costs and AISC for Q3 2020 would have been $9.88 and $12.48, respectively and for YTD 2020 would have been $9.94 and $12.76, respectively.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
(3)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated AISC is based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
(4)Consolidated AISC is calculated per silver ounce sold with total gold revenues included within by-product credits. G&A costs are included in Consolidated AISC, but not allocated in calculating AISC for each operation.
Cash Costs
Silver Segment Cash Costs per ounce in Q3 2021 were $11.92, $4.78 higher than in Q3 2020. The increase is driven primarily from:
i.a $2.74 per ounce increase from the move of Dolores into the Gold Segment;
ii.a $2.77 per ounce increase from higher costs at La Colorada, which is further described in the "Individual Mine Performance" section of this MD&A; and,
iii.a $1.19 per ounce increase from the ramp-up in mining rates at the Joaquin and COSE deposits.
These increases were partially offset by a combined $1.92 per ounce decrease to Silver Segment Cash Costs from Huaron, Morococha and San Vicente, all of which benefited from strong by-product credits from increased base metal prices and lower treatment and refining charges.
Gold Segment Cash Costs per ounce in Q3 2021 were $922, $129 higher than in Q3 2020, reflecting increases at Shahuindo, La Arena, and Timmins, largely driven by lower mined grades due to mine sequencing. The move of Dolores into the Gold Segment reduced Gold Segment Cash Costs by $72 per ounce relative to Q3 2020.
COVID-19 operating protocols and inflation-driven wage, energy and consumable cost increases ("COVID and Inflationary Costs") contributed to increases in operating costs per ounce across all operations.
AISC
Silver Segment AISC for Q3 2021 of $16.30 per ounce were $10.29 higher than Q3 2020. The increase primarily reflects the same factors that impacted Cash Costs described above, in addition to a $6.26 per ounce increase in AISC from the impact of net realizable value ("NRV") inventory adjustments, which increased costs by $1.3 million in 2021 but reduced costs by $22.6 million in Q3 2020. The Q3 2020 cost-reducing NRV inventory adjustments largely related to the Dolores mine, which has since moved to the Gold Segment.
Gold Segment AISC for Q3 2021 of $1,176 per ounce were $119 higher than Q3 2020, largely reflecting the same factors that impacted Cash Costs described above.
Consolidated Silver Basis AISC were negative $0.44 in Q3 2021, a $7.98 increase from Q3 2020. The quarter-over-quarter increase is largely attributable to increased sustaining capital per ounce of silver and the impact of the NRV inventory adjustments described above.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Individual Mine Performance
An analysis of performance at each operation in Q3 2021 compared with Q3 2020 follows. The project capital amounts invested in Q3 2021 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled – kt	151.7	160.4	412.6	419.6
Average silver grade – grams per tonne	323	307	300	312
Average zinc grade - %	2.09	2.95	2.18	2.86
Average lead grade - %	1.11	1.52	1.14	1.42
Production:
Silver – koz	1,424	1,445	3,588	3,839
Gold – koz	0.73	1.04	1.93	2.70
Zinc – kt	2.70	4.14	7.72	10.45
Lead – kt	1.42	2.10	3.98	5.13
Cash Costs - $ per ounce(1)	12.65	6.54	10.20	6.97
Sustaining capital - $ thousands(2)	7,992	4,727	19,660	12,921
Care and maintenance costs - $ thousands	—	(25)	—	7,973
AISC - $ per ounce(1)	18.48	10.07	18.50	10.48
Payable silver sold - koz	1,548	1,408	2,652	3,963
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $10.8 million and $22.9 million of investing activity cash outflows for Q3 2021 and YTD 2021, respectively (Q3 2020 and YTD 2020: $3.0 million and $9.1 million, respectively) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2021 vs. Q3 2020
Production:
•Silver: 1% decrease from lower throughput offset by higher grades due to sequencing. The Company continues to progress upgrading and expanding the underground mine ventilation infrastructure that has constrained exploration, development and production since late 2019 following several mine exhaust raise bore and drift failures. These failures were caused by increased heat and humidity loadings encountered in the mine deepening that led to unexpected supporting rock degradation. With the completion of several raise bore replacement and upgrade projects during the quarter, all being fully lined with shotcrete ground support, overall mine ventilation air volumes now exceed pre-2019 raise failure rates by 44%, which is successfully lowering temperatures and humidity in many parts of the mine. The improved ventilation air volumes are allowing accelerated mine development advances while additional multi-year ventilation infrastructure projects advance in parallel to further improve overall mine ventilation performance and ensure long-term reliability of this critical infrastructure. We expect mine development~~s~~ and mining rates to continue increasing over the coming quarters to approximately 2,000 tonnes per day towards mid-2022 and increasing underground exploration drilling rates, particularly for the Skarn deposit.
•By-products: 35% and 32% decreases in zinc and lead production, respectively, due to the lower throughput and lower base metal grades from decreased mining rates in sulphide ore zones.
Cash Costs: increased $6.11 per ounce, primarily from higher operating costs per ounce due to increased mining costs and COVID and Inflationary Costs. The increased mining costs resulted from: (i) upgrades to the ventilation and related systems to improve airflow at depth; (ii) increased shotcrete for ground support to address zones of higher heat and moisture; and, (iii) increased mine mechanization towards more productive long-hole stoping methods, which will benefit unit costs in the long term but require more up-front mine preparation and

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
development than conventional mining methods. In addition, lower by-product credits per ounce due to decreased base metal grades, as described above, contributed to the increase in Cash Costs per ounce.
Sustaining Capital: was higher in Q3 2021, driven by investment for ventilation infrastructure, with spending also primarily related to equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: were $8.41 per ounce higher, due to the same factors increasing quarter-over-quarter Cash Costs, in addition to increased sustaining capital per ounce due to investments in ventilation infrastructure.
Huaron Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled - kt	232.1	68.3	707.2	325.1
Average silver grade – grams per tonne	144	148	143	145
Average zinc grade - %	1.93	2.68	2.26	2.58
Average lead grade - %	0.97	1.43	1.14	1.33
Average copper grade - %	0.83	0.89	0.81	0.84
Production:
Silver – koz	888	274	2,675	1,257
Gold – koz	0.22	0.03	0.82	0.24
Zinc – kt	3.49	1.56	12.32	6.52
Lead – kt	1.54	0.76	5.85	3.26
Copper – kt	1.44	0.45	4.31	2.00
Cash Costs - $ per ounce(1)	4.69	(0.97)	4.08	4.83
Sustaining capital - $ thousands	2,744	1,730	6,905	3,724
Care and maintenance costs - $ thousands	—	10,092	—	20,850
AISC-$ per ounce(1)	7.63	5.78	7.26	8.46
Payable silver sold – koz	978	278	2,304	1,146
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2021 vs. Q3 2020
Production:
•Silver: 224% higher, primarily from higher throughput rates relative to Q3 2020, which was impacted by the COVID-19 related mine suspension.
•By-products: zinc, lead and copper production were 123%, 102% and 218% higher, respectively, reflecting the increased throughput described above. The increased throughput was partially offset by lower lead and zinc grades from mine sequencing.
Cash Costs: increased $5.66 per ounce, primarily from increased operating costs per ounce from COVID and Inflationary Costs and lower costs in the previous quarter due to the disruptions from the mine suspensions affecting timing of development and other expenditures, which offset the increase in by-product credits per ounce from higher base metal prices net of lower base metal grades, and lower treatment and refining charges per ounce.
Sustaining Capital: was higher than Q3 2020 due to the mine suspension in that quarter, and was comprised primarily of an expansion of the tailings storage facility, ventilation infrastructure, equipment and facility leases, and near-mine exploration activities.
AISC: increased by $1.85 per ounce as a result of the same factors that increased Cash Costs, which were partially offset by lower sustaining capital per ounce as the increase in sustaining capital was more than offset by increased payable silver ounces produced and sold.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Morococha Operation(1)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled – kt	155.3	32.4	458.6	187.1
Average silver grade – grams per tonne	122	156	124	123
Average zinc grade - %	2.87	4.30	2.98	3.53
Average lead grade - %	0.93	1.77	1.05	1.29
Average copper grade - %	0.50	0.40	0.46	0.41
Production:
Silver – koz	547	142	1,635	646
Gold – koz	0.34	0.08	0.76	0.39
Zinc – kt	3.77	1.24	11.72	5.78
Lead – kt	1.10	0.49	3.88	1.96
Copper – kt	0.58	0.06	1.50	0.46
Cash Costs - $ per ounce(2)	8.41	6.07	11.22	11.00
Sustaining capital (100%) - $ thousands(3)	1,963	974	5,773	4,040
Care and maintenance costs - $ thousands	—	9,922	—	20,025
AISC - $ per ounce(2)	12.76	13.23	15.22	18.46
Payable silver sold (100%) - koz	517	127	1,568	590
(1)Production figures are for Pan American’s 92.3% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(3)Sustaining capital expenditures exclude $nil and $0.1 million of investing activity cash outflows for Q3 2021 and YTD 2021, respectively, (Q3 2020 and YTD 2020: $0.2 million and $0.8 million, respectively) related to initial engineering on a potential relocation of the Morococha plant, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2021 vs. Q3 2020
Production:
•Silver: increased 405 thousand ounces from higher throughput rates relative to Q3 2020, which was impacted by the COVID-19 related mine suspension, offset by the decrease in grades from mine sequencing.
•By-products: zinc, lead and copper production increased 2.53 thousand tonnes, 0.61 thousand tonnes, and 0.53 thousand tonnes, respectively, from the higher throughput. Mine sequencing from higher zinc and lead ore zones to copper ore zones was the primary driver for the changing grade profile.
Cash Costs: were $2.34 per ounce higher, primarily from increased operating costs per ounce from COVID and Inflationary Costs and lower costs in the previous quarter due to the disruptions from the mine suspensions affecting timing of development and other expenditures, which offset the increase in by-product credits per ounce from higher base metal prices net of lower base metal grades, and lower treatment and refining charges per ounce.
Sustaining Capital: higher than Q3 2020 due to the mine suspension in that quarter, and was primarily related to near-mine exploration, mine and camp infrastructure, mine equipment replacements, and equipment and facility leases.
AISC: were down $0.47 per ounce due to lower sustaining capital per ounce more than offsetting the increase in Cash Costs described above.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
San Vicente Operation(1)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled – kt	92.2	78.6	266.2	192.1
Average silver grade – grams per tonne	227	286	243	295
Average zinc grade - %	3.52	2.58	2.86	2.08
Average lead grade - %	0.15	—	0.13	—
Average copper grade - %	0.19	0.28	0.23	0.28
Production:
Silver – koz	606	655	1,908	1,657
Gold – koz	0.06	0.08	0.22	0.23
Zinc – kt	2.78	1.68	6.43	3.23
Lead – kt	0.11	—	0.29	0.02
Copper – kt	0.13	0.18	0.48	0.44
Cash Costs - $ per ounce (2)	16.84	18.08	16.54	14.97
Sustaining capital (100%) - $ thousands	1,480	1,330	2,871	3,487
Care and maintenance costs - $ thousands	—	—	—	2,890
AISC - $ per ounce(2)	21.16	20.08	18.26	17.15
Payable silver sold (100%) - koz	358	702	1,783	1,699
(1)Production figures are for Pan American’s 95.0% share only, unless otherwise noted.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2021 vs. Q3 2020
Production:
•Silver: 7% lower, primarily from decreased grades from mine sequencing and the narrowing structure of the vein system, which was only partially offset by increased throughput rates.
•By-products: a 66% increase in zinc production from higher throughput, and mine sequencing into zinc-rich zones of the deposit.
Cash Costs: were $1.24 per ounce lower, primarily from increased by-product credits from higher base metal grades and prices, which more than offset the higher operating costs per ounce from the impact of COVID and Inflationary Costs and the impact from lower silver grades impacting payable production and sales.
Sustaining Capital: was higher than Q3 2020, and primarily related to: a tailings storage facility expansion, with activity and spending ramping up in early Q3 2021; mine site infrastructure; equipment replacements; and near-mine exploration.
AISC: were $1.08 per ounce higher, primarily from increased sustaining capital per ounce as a result of lower silver grades and timing of shipments affecting current period sales, which more than offset the lower Cash Costs described above.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Manantial Espejo Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled - kt	157.8	172.0	486.3	455.5
Average silver grade – grams per tonne	184	130	158	140
Average gold grade – grams per tonne	1.78	1.10	1.57	1.14
Production:
Silver – koz	813	606	2,145	1,804
Gold – koz	8.39	5.45	22.41	15.39
Cash Costs - $ per ounce(1)	19.33	14.03	21.25	14.52
Sustaining capital - $ thousands(2)	1,353	756	5,002	2,531
Care and maintenance costs - $ thousands	—	3,644	—	5,617
AISC - $ per ounce(1)	22.71	12.22	23.76	14.48
Payable silver sold - koz	810	590	2,055	1,843
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $nil of investing activity cash outflows for Q3 2021 and YTD 2021, respectively, (Q3 2020 and YTD 2020: $1.1 million and $6.3 million, respectively) related to the development of the Joaquin and COSE projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2021 vs. Q3 2020
Production:
•Silver and Gold: increased 34% and 54%, respectively, largely reflecting the greater contribution from the higher grade COSE and Joaquin deposits. Better winter weather conditions in Southern Argentina facilitated more ore transport from COSE and Joaquin in Q3 2021 than in Q3 2020.
Cash Costs: were $5.30 per ounce higher, primarily as a result of higher operating costs from increased mining activities at COSE and Joaquin and COVID and Inflationary Costs, partially offset by higher by-product credits from the higher gold production described above.
Sustaining Capital: higher than Q3 2020, and primarily related to a tailings storage facility expansion and lease payments for diesel generators on site.
AISC: the $10.49 per ounce increase was largely due to the same factors affecting Cash Costs, in addition to a $3.2 million increase in costs from NRV adjustments.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes placed – kt	1,895.1	1,948.8	5,717.4	4,538.8
Average silver grade – grams per tonne	16	27	17	32
Average gold grade – grams per tonne	0.95	0.63	1.06	0.59
Production:
Silver – koz	486	871	1,732	3,016
Gold – koz	39.6	22.7	120.0	67.5
Cash Costs - $ per gold ounce(1)(2)	767	702	699	859
Sustaining capital - $ thousands	11,214	7,408	28,469	32,083
Care and maintenances costs - $ thousands	—	—	—	10,175
AISC - $ per gold ounce(1)(2)	1,026	(38)	844	1,273
Payable gold sold - koz	50.6	16.7	123.7	67.2
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. Previously reported Cash Costs and AISC on a per silver ounce basis are disclosed in the Cash Costs and AISC section.
(2)As previously described, beginning in 2021, Dolores Cash Costs and AISC are being reported on a per ounce of gold basis with silver considered as a by-product, rather than on a silver basis with gold considered as a by-product. In Q3 2020 and YTD 2020, silver basis Cash Costs were reported as negative $5.12 and negative $0.22 per ounce, and silver basis AISC were reported as negative $22.92 and $8.74 per ounce, respectively.
Q3 2021 vs. Q3 2020
Production:
•Silver: 44% lower, largely from the expected decrease in silver grades from mine sequencing into higher gold grade zones.
•Gold: 74% higher, primarily from an expected increase in grades from mine sequencing and an increase in the ratio of ounces recovered to stacked. During Q3 2020, pad inventory was being re-stocked following the COVID-19 related mine suspension earlier in 2020, which resulted in a reduced ratio of ounces recovered to stacked. Despite the higher production rates, gold inventories in leach pads remain elevated due to a delay in completing construction of Pad 1 South to late 2021, extending leach sequencing in portions of the heap where previously stacked material is very deep, increasing the time for metal recovery and deferring the expected in-heap inventory release into 2022. The leach sequencing delay has resulted in an additional in-heap gold inventory build-up of 8.1 thousand ounces during Q3 2021 and 37.0 thousand ounces YTD 2021, which is expected to normalize in 2022 when the initial lifts of ore placement begin in the newly constructed Pad 1 South area.
Cash Costs: increased $65 per ounce, primarily from lower by-product credits due to lower silver grades and prices, and the impact from COVID and Inflationary Costs. These increases were partially offset by higher gold production and sales due to higher grades and lower mining rates, as the operation is in the final stages of open pit mining activities.
Sustaining Capital: was higher than Q3 2020, primarily driven by increased spending in heap leach pad facility expansions. Q3 2021 sustaining capital also primarily related to capitalized waste mining and electrical upgrades.
AISC: increased $1,064 per ounce, primarily due to the impact of NRV inventory adjustments and the factors affecting quarter-over-quarter Cash Costs, which more than offset the increase in sustaining capital per ounce. The NRV inventory adjustments increased costs by $1.2 million in Q3 2021 compared with a cost-reducing $20.5 million adjustment in Q3 2020.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes placed – kt	3,891.5	3,251.5	9,532.2	7,906.0
Average silver grade – grams per tonne	5	9	6	9
Average gold grade – grams per tonne	0.45	0.51	0.49	0.56
Production:
Silver – koz	55	81	174	185
Gold – koz	37.30	33.04	97.09	108.78
Cash Costs - $ per ounce(1)	763	464	759	580
Sustaining capital - $ thousands(2)	8,269	4,469	19,700	15,786
Care and maintenance costs - $ thousands	—	107	—	3,855
AISC - $ per ounce(1)	951	616	964	724
Payable gold sold - koz	45.5	32.0	99.9	117.7
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.1 million and $0.4 million of investing activity cash outflows for Q3 2021 and YTD 2021, respectively, (Q3 2020 and YTD 2020: $0.4 and $0.5 million, respectively) related to lease payments for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2021 vs. Q3 2020
Production:
•Gold: 13% higher, primarily from higher tonnes stacked and a higher ratio of ounces recovered to stacked, partially offset by lower grades due to mine sequencing. The increase in tonnes stacked during Q3 2021 reflects higher workforce deployment levels, as COVID-19 related restrictions have eased relative to Q3 2020. During Q3 2020, pad inventory was being re-stocked following the COVID-19 related mine suspension earlier in 2020, which resulted in a reduced ratio of ounces recovered to stacked in that period. The increase in stacked ore in Q3 2021 has also increased pad inventories by 5.9 thousand ounces, bringing the total build-up of on pad inventories to 16.1 thousand ounces since December 2020.
Cash Costs: were $299 per ounce higher, primarily due to an increase in the ratio of waste to ore in the current section of the mine plan, lower gold grades and the impact from COVID and Inflationary Costs.
Sustaining Capital: an increase from Q3 2020, and primarily related to leach pad expansions, site infrastructure improvements, and payments for leased mining equipment.
AISC: were $335 per ounce higher, largely due to the same factors affecting Cash Costs.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes placed – kt	2,713.9	3,271.4	6,817.6	5,947.1
Average silver grade – grams per tonne	1	1	1	1
Average gold grade – grams per tonne	0.34	0.38	0.37	0.34
Production:
Silver – koz	9	9	29	22
Gold – koz	22.91	21.61	79.76	63.97
Cash Costs - $ per ounce(1)	930	837	742	842
Sustaining capital - $ thousands	8,258	9,510	35,484	24,294
Care and maintenance costs - $ thousands	—	379	—	3,712
AISC - $ per ounce(1)	1,240	1,409	1,178	1,282
Payable gold sold - koz	27.1	17.1	82.6	57.2
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q3 2021 vs. Q3 2020
Production:
•Gold: 6% higher, as a result of an increase in the ratio of ounces recovered to stacked, which more than offset the decrease in both tonnes stacked and gold grades. During Q3 2020, pad inventory was being re-stocked following the COVID-19 related mine suspension earlier in 2020, which resulted in a reduced ratio of ounces recovered to stacked in that period. The decreases in tonnes stacked and grades in Q3 2021 were related to planned mine sequencing, which also led to a higher waste strip ratio.
Cash Costs: increased by $93 per ounce, primarily reflecting the impact from COVID and Inflationary Costs and lower grades.
Sustaining Capital: lower than Q3 2020, largely as a result of lower rates of capitalized deferred stripping. Expenditures in Q3 2021 were comprised mainly of capitalized deferred stripping, waste storage facility preparation, leach pad expansions, and other camp and mine infrastructure.
AISC: decreased by $169 per ounce, primarily from lower sustaining capital per ounce from decreased sustaining capital spending and increased payable ounces sold from timing of sales relative to production, which more than offset the quarter-over-quarter increase in Cash Costs.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Tonnes milled – kt	386.0	391.1	1,201.7	1,216.9
Average silver grade – grams per tonne	—	—	—	—
Average gold grade – grams per tonne	2.71	2.83	2.66	2.89
Production:
Silver – koz	4	4	12	13
Gold – koz	33.04	32.81	99.60	110.32
Cash Costs - $ per ounce(1)	1,331	1,111	1,325	1,040
Sustaining capital - $ thousands(2)	9,634	5,449	27,479	11,174
Care and maintenance costs - $ thousands	—	—	—	—
AISC - $ per ounce(1)	1,618	1,318	1,620	1,165
Payable gold sold - koz	36.3	30.8	102.0	110.9
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $1.8 million and $6.2 million of investing activity cash outflows for Q3 2021 and YTD 2021, respectively, (Q3 2020 and YTD 2020: $0.3 and $1.5 million, respectively) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q3 2021 vs. Q3 2020
Production:
•Gold: consistent with Q3 2020, as lower mining rates and grades at Bell Creek were offset by increased mill recoveries.
Cash Costs: increased $220 per ounce, primarily as a result of the lower grades and higher operating costs from COVID and Inflationary Costs and the appreciation of the Canadian dollar.
Sustaining Capital: higher than Q3 2020, due to the timing of equipment rehabilitations and higher spending on the tailings storage facility. Expenditures in Q3 2021 were primarily related to a tailings storage facility expansion, mine equipment refurbishments and replacements, near-mine exploration, and lease payments for mining equipment.
AISC: the $300 per ounce increase reflects the same factors that affected Cash Costs, as well as higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2021 ANNUAL OPERATING OUTLOOK

Revised 2021 Annual Forecasts (the "2021 November Revised Annual Forecast")
Based on the September 30, 2021 YTD results and Management's current forecast for the fourth quarter of 2021 ("Q4 2021") Management is revising the annual 2021 production, per-ounce measures and capital forecasts as presented below. In the table below "NC" denotes no changes to the previously provided forecast.

	2021 May Revised Annual Forecast	YTD 2021 Actual	2021 November Revised Annual Forecast (2)
Silver Production - Moz	20.50 - 22.00	13.90	19.00 - 20.00
Gold Production - koz	605.0 - 655.1	422.6	560.0 - 588.0
Zinc Production - kt	55.5 - 60.5	38.2	49.8 - 53.6
Lead Production - kt	21.0 - 23.5	14.0	18.5 - 20.3
Copper Production - kt	8.5 - 9.0	6.3	8.9 - 9.2
Silver Segment Cash Costs ($ per ounce)	9.60 -11.60	12.28	11.60 - 12.50
Gold Segment Cash Costs ($ per ounce)	825 - 925	879	NC
Silver Segment AISC ($ per ounce)	14.25 - 15.75	16.51	15.75 - 16.75
Gold Segment AISC ($ per ounce)	1,135 - 1,250	1,135	NC
Consolidated Silver Basis AISC ($ per ounce)	(2.80) - 2.70	(1.18)	(4.50) - 0.00
Sustaining Capital ($ millions)	230.0 - 245.0	151.3	217.5 - 226.0
Project Capital ($ millions)	55.0 - 60.0	29.6	43.5 - 45.0
(1)Cash costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on these measures. The cash costs and AISC forecasts assume YTD 2021 realized metal prices and the following metal prices for Q4 2021: $22.50/oz for silver, $1,750/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, and $9,200/tonne ($4.17/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the MXN, 4.10 for the PEN, 96.67 for the ARS, 7.00 for the BOB, and $1.25 for the CAD.
Metal Production Revisions
Based on YTD 2021 production results and the expected production for the remainder of the year, Management is revising the full-year consolidated precious metals production estimates to between 19.0 and 20.0 million ounces of silver, and 560.0 to 588.0 thousand ounces of gold.
The lower expected silver production is primarily the result of: (i) lower than expected silver grades at San Vicente due to narrowing vein structures resulting in increased dilution; (ii) disruptions from the ventilation issues at La Colorada; and, (iii) the timing of heap leach kinetics given delayed PAD 1 South construction completion at Dolores.
The lower expected gold production is primarily the result of: (i) stockpiling of fine grained ores, a build-up of pad inventories with reduced solution application rates and lower positive grade reconciliation factors being realized in the current section of the Shahuindo pit than originally anticipated, and (ii) geotechnical issues at Bell Creek necessitating additional ground support measures and revised mining methods, including time needed to step-up and commission a cemented rock fill ("CRF") program.
The lower expected zinc and lead production is largely due to lower than anticipated production at the Peruvian polymetallic mines due to mine sequence timing.
Additional detail on the operating performance of the Company's mines is further described in the "Operating Performance" section of this MD&A.

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Cash Costs, AISC and Capital Revisions
Based on YTD 2021 results, the Company is increasing its range of expected Silver Segment Cash Costs and AISC due to reduced production levels and increased costs, as further described in the "Q3 2021 Highlights" and "Operating Performance" sections of this MD&A. The Company is maintaining its guidance for Gold Segment Cash Costs and AISC, as the production declines at the Gold Segment operations were offset by deferred spending on capital projects and timing of some discretionary spending within operating costs.
Additionally, the Company is revising down its estimates for both sustaining and project capital expenditures due to mobilization delays caused by the impact of the Company's stringent COVID-19 protocols.
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q3 2021 compared with Q3 2020, and YTD 2021 compared to YTD 2020:

Project Development Capital	Three months ended September 30,		Nine months ended September 30,
(thousands of USD)
	2021	2020	2021	2020
La Colorada projects	10,759	3,009	22,942	9,062
Joaquin and COSE projects	—	1,081	—	6,328
Timmins projects	1,827	280	6,160	1,506
Other	164	543	477	1,267
Total	$12,750	4,913	$29,579	18,162
During Q3 2021, the Company invested $12.8 million, largely to advance exploration and development studies for the La Colorada Skarn project, including advancing construction of the new concrete-lined ventilation shaft and refrigeration plant, and the Wetmore exploration project at Timmins.
OVERVIEW OF Q3 2021 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges. The fourth quarter of 2019 included impairment charges to the Manantial Espejo mine and the COSE and Joaquin projects.

2021	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30
Revenue	$368,099	$382,132	$460,349
Mine operating earnings	$89,964	$103,048	$98,887
(Loss) earnings for the period attributable to equity holders	$(7,798)	$70,939	$20,251
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10
Cash flow from operating activities	$29,850	$87,143	$157,017
Cash dividends paid per share	$0.07	$0.07	$0.10
Other financial information
Total assets			$3,479,322
Total long-term financial liabilities(1)			$268,642
Total attributable shareholders’ equity			$2,635,288
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
(Loss) earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2019	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30(1)	Sept 30(1)	Dec 31	Dec 31
Revenue(2)	$253,699	$340,494	$352,187	$404,379	$1,350,759
Mine operating earnings(2)	$15,770	$51,058	$63,850	$98,610	$229,288
Earnings for the period attributable to equity holders	$2,783	$18,371	$37,657	$51,927	$110,738
Basic earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Diluted earnings per share	$0.02	$0.09	$0.18	$0.26	$0.55
Cash flow from operating activities	$(12,911)	$83,518	$81,948	$129,473	$282,028
Cash dividends paid per share	$0.035	$0.035	$0.035	$0.035	$0.14
Other financial information
Total assets					$3,461,682
Total long-term financial liabilities(3)					$517,776
Total attributable shareholders’ equity					$2,463,099
(1)Amounts differ from those originally reported in the respective quarter due to: (1) the finalization of the purchase price allocation, which was retrospectively applied, the most significant change being the removal of the previously recorded $30.5M bargain purchase gain; and, (2) amounts presented retrospectively as if Timmins had not been classified as held for sale.
(2)Concurrent with the acquisition of Tahoe, the Company classified the Timmins mines as a discontinued operation held for sale and, in Q3 2019, reclassified to be a continuing operation. As a result, the previously recorded first and second quarters have been recast to present the Timmins mines as continuing operations.
(3)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q3 2021 vs. Q3 2020
Net earnings of $20.2 million were recorded in Q3 2021 compared to $65.3 million in Q3 2020, which corresponds to basic earnings per share of $0.10 and $0.31, respectively.
The following table highlights the differences between the Q3 2020 and Q3 2021 net earnings:

Net earnings, three months ended September 30, 2020		$65,260	Note
Revenue:
Decreased realized metal prices	$(8,971)
Higher quantities of metal sold	172,863
Increased direct selling costs	(3,157)
Increased negative settlement adjustments	(800)
Total increase in revenue		$159,935	(1)
Cost of sales:
Increased production costs and increased royalty charges	$(153,125)		(2)
Increased depreciation and amortization	(32,484)		(3)
Total increase in cost of sales		$(185,609)
Decreased investment income		(38,279)	(4)
Increased net gain on asset sales, and derivatives		25,221	(5)
Increased income tax expense		(22,756)	(6)
Decreased care and maintenance costs		19,632	(7)
Increased other expense		(3,825)	(8)
Decreased foreign exchange loss		1,391
Decreased general and administrative expense		1,287
Increased exploration and project development expense		(573)
Increased interest and finance expense		(927)
Decreased income from equity investees		(538)
Net earnings, three months ended September 30, 2021		$20,219
(1)Revenue for Q3 2021 was $159.9 million higher than in Q3 2020, from increased quantities of metal sold, partially offset by lower precious metals prices and higher treatment and refining charges. The quarter-over-quarter increase in quantities of metal sold reflects the previously discussed production increases and the timing of sales, largely from the draw-down of gold dore inventories in Q3 2021. The production increases are primarily attributable to all of the Company's mines being fully operational in Q3 2021, compared with Q3 2020 when production was affected by: (i) the replenishment of leach pad inventories at the Company's three heap leach operations following the COVID-19 related mine suspensions in early 2020; and, (ii) the COVID-19 related suspensions at both Huaron and Morococha in Q3 2020. Revenue in Q3 2021 also benefited from: (i) mine sequencing into higher overall grades at Dolores, and (ii) higher mining and processing rates at the COSE and Joaquin deposits for the Manantial Espejo operation.
Partially offsetting the increase in quantities of metal sold were: the increase in treatment and refining charges from the increase in metal sold; and lower realized silver and gold metal prices of 2% and 7%, respectively, which were only partially offset by increases in realized copper, zinc and lead prices of 45%, 37%, and 25%, respectively.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Silver	$24.16	$24.77	4,869	3,864
Gold	$1,782	$1,914	170.0	102.5
Zinc	$2,989	$2,189	9.8	6.8
Lead	$2,286	$1,822	4.6	3.6
Copper	$9,399	$6,463	2.2	0.7
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
(2)Production and royalty costs in Q3 2021 were $153.1 million higher than in Q3 2020. The increase was driven by a $152.2 million, or 130%, increase in production costs and a $0.9 million increase in royalty costs. The increased production costs were largely driven by the previously discussed quarter-over-quarter increase in production, and corresponding quantities of metal sold at all operations, except at San Vicente. In addition, COVID and Inflationary Costs and NRV inventory adjustments contributed to the increase in costs. Excluding the impact of NRV inventory adjustments and the Dolores mine from both periods, Silver Segment production costs increased $60.9 million, driven by: (i) a full quarter without COVID-19 related mine suspensions compared with Q3 2020 when both Huaron and Morococha were suspended; (ii) increased mining costs at Manantial Espejo from the ramp-up of COSE and Joaquin production; and, (iii) higher La Colorada operating costs, as described in the "Individual Mine Performance" section. Excluding the impact of NRV inventory adjustments and including the Dolores mine in both periods, Gold Segment costs increased $66.6 million, or 73%, largely driven by a 65% increase in volume of gold sold. Additionally, there was a $25.1 million quarter-over-quarter cost increase from NRV adjustments, which increased costs by $2.5 million in Q3 2021 compared to a $22.6 million decrease to costs in Q3 2020. NRV adjustments in both quarters were related mainly to Dolores and were driven largely by changes in precious metal prices.
(3)Depreciation and amortization ("D&A") expense was $32.5 million higher than in Q3 2020, reflecting the impact of higher production and sales volumes on D&A, which is predominantly recorded on a units-of-production basis.
(4)Investment loss of $25.3 million in Q3 2021 was a $38.3 million negative change relative to income of $13.0 million generated in Q3 2020, both of which were driven primarily by fair value "mark-to-market" adjustments on the Company's equity investment in New Pacific Metals Corp.
(5)Net gains on asset sales and derivatives were $26.7 million in Q3 2021 compared to net gains of $1.5 million in Q3 2020. The Company generated a $28.5 million gain on sale of mineral properties in Q3 2021, primarily related to the sale of the Waterloo exploration stage asset. Derivatives losses were $1.7 million in Q3 2021 from the Company's PEN, MXN and CAD contracts, partially offset by gains in the diesel and copper contracts. The Q3 2020 net gain of $1.5 million reflects the gain on MXN and CAD hedge positions, partially offset by losses in the diesel and PEN contracts.
(6)Income tax expense in Q3 2021 was $50.4 million compared to $27.6 million in Q3 2020. The $22.8 million increase in tax expense is largely driven by the impact of foreign currency exchange rates on foreign-denominated deductible tax attributes, and mark-to-market adjustments on short-term investments where no corresponding tax benefit can be realized.
(7)Care and maintenance costs were $7.5 million in Q3 2021, a $19.6 million decrease from Q3 2020, when Huaron and Morococha were suspended. Care and maintenance costs in Q3 2021 were incurred for the Escobal operation and the Navidad project.
(8)Other expense in Q3 2021 was $5.1 million compared to other expense of $1.2 million in Q3 2020. The Q3 2021 expenses are primarily related to various legal provisions made in the quarter.

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Statement of Cash Flows: Q3 2021 vs. Q3 2020
Cash flow from operations in Q3 2021 totaled $157.0 million, $42.1 million more than the $114.9 million generated in Q3 2020, primarily driven from increased cash mine operating earnings, cash generated from working capital changes, and a decrease in mine care and maintenance expenditures, which more than offset increased income tax cash payments.
Working capital changes in Q3 2021 resulted in a $23.0 million source of cash compared with a $9.0 million source of cash in Q3 2020. The Q3 2021 source of cash was mainly driven by the $12.6 million reduction in inventories previously described and a $5.9 million reduction in trade and other receivable balances.
Investing activities used $29.9 million in Q3 2021, primarily related to the $62.2 million spent on mineral properties, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $29.9 million from the consideration received on the sale of non-core exploration properties, and $1.8 million in proceeds from the settlement of the Company's derivatives comprised of commodity and FX hedging contracts. In Q3 2020, investing activities used $34.6 million, primarily from the $38.8 million spent on mineral properties, plant and equipment, which offset $5.2 million in proceeds from the sale of short-term investments.
Financing activities in Q3 2021 used $25.3 million compared to $117.4 million used in Q3 2020. Cash used in Q3 2021 primarily consisted of $21.0 million in dividends and $3.1 million of lease repayments. The net cash used in Q3 2020 consisted primarily of a net $110.0 million repayment of the Credit Facility, $10.5 million paid as dividends to shareholders and $2.9 million of lease payments.
Adjusted Earnings: Q3 2021 vs Q3 2020
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2021 Financial Statements.
Adjusted Earnings in Q3 2021 was $37.8 million, representing basic adjusted earnings per share of $0.18, compared to the revised Q3 2020 adjusted earnings of $59.1 million, and basic adjusted earnings per share of $0.28. Q3 2021 adjusted earnings excludes, among other items, investment losses of $25.3 million (Q3 2020: gains of $13.0 million). A reconciliation of adjusted earnings for the three and nine months ended September 30, 2021 and 2020, to the net earnings for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from Q3 2020 to Q3 2021:

Adjusted Earnings Reconciliation - Q3 2020 to Q3 2021 ($ millions)
$300.0
$200.0
$100.0
$—
$59.1
$172.9
$(174.3)
$(9.8)
$(3.8)
$(4.3)
$(2.0)
$37.8
Revised Q3 2020 adjusted earnings(1)
Increased quantities of metal sold
Increased direct operating cost of sales
Decreased metal prices and negative concentrate settlement adjustments
Increased other expense
Increased tax expense
Other
Q3 2021 adjusted earnings

(1)Commencing in Q1 2021, gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results. The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: YTD 2021 vs. YTD 2020
Net earnings of $83.9 million were recorded in YTD 2021 compared to net earnings of $7.4 million in YTD 2020, which corresponds to basic earnings per share of $0.40 and $0.04, respectively.
The following table highlights the difference between net earnings in YTD 2021 compared with YTD 2020:

Net earnings, nine months ended September 30, 2020		$7,437	Note
Revenue:
Increased realized metal prices	$166,307
Higher quantities of metal sold	145,983
Increased direct selling costs	(13,081)
Decreased negative settlement adjustments	3,020
Total increase in revenue		302,229	(1)
Cost of sales:
Increased production costs and increased royalty charges	$(183,523)		(2)
Increased depreciation and amortization	(49,812)		(3)
Total increase in cost of sales		(233,335)
Increased investment loss		(85,175)	(4)
Decreased care and maintenance costs		72,836	(5)
Increased net gain on asset sales, and derivatives		42,129	(6)
Increased income tax expense		(32,886)	(7)
Increased income from equity investees		5,869	(8)
Decreased other expense		5,133	(9)
Decreased interest and finance expense		2,907
Increased foreign exchange loss		(1,353)
Increased general and administrative expense		(903)
Increased exploration and project development expense		(990)
Net earnings, nine months ended September 30, 2021		$83,898
(1)Revenue in YTD 2021 was $302.2 million higher than in YTD 2020 as a result of the increase in both quantities of metal sold and prices realized. YTD 2021 realized silver and gold prices were 35% and 5% higher, respectively, than those in YTD 2020, which had the largest period-over-period impact on revenue. Realized zinc, lead and copper prices increased by 38%, 19%, and 57%, respectively, and also contributed to higher revenues. Higher quantities of metal sold reflect the previously discussed increase in year-over-year quantities of metal produced, with the exception of silver ounces sold, which were flat year-over-year, largely as a result of a build-up in inventories in the current year as opposed to a release of inventories in the prior year. In the current year, the build-up is largely related to delays in transport and shipping schedules at La Colorada during 2021, which are expected to normalize by the end of 2021.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each period:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Nine months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Silver	$25.68	$19.06	12,403	12,585
Gold	$1,792	$1,711	432.2	371.6
Zinc	$2,891	$2,099	32.8	21.2
Lead	$2,165	$1,816	12.8	11.0
Copper	$9,204	$5,860	5.6	2.5
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
(2)Production and royalty costs in YTD 2021 were $183.5 million higher than in YTD 2020. The increase was attributable to increases in production and royalty costs of $172.1 million and $11.5 million, respectively. The 35% increase in production costs is mainly due to: (i) a $121.1 million increase in Silver Segment production costs, excluding NRV inventory adjustments and the Dolores mine from both periods, reflecting a full nine months of operations in 2021 without COVID-19 related mine suspensions and related care and maintenance costs, the previously described increase in operating costs at La Colorada, increased mining rates at the COSE and Joaquin deposits, and the impact from COVID and Inflationary Costs; and, (ii) a $56.6 million increase in Gold Segment production costs inclusive of the Dolores mine in both periods, largely from increased quantities of metal sold and the impact from COVID and Inflationary Costs.
(3)D&A expense was $49.8 million higher than YTD 2020, primarily from increased quantities of metal sold due to reduced volumes sold in 2020 given the COVID-19 related mine suspensions.
(4)Investment losses were $53.6 million in YTD 2021, an $85.2 million negative variance relative to YTD 2020 investment income of $31.5 million. Investment gains and losses in both periods reflect fair value "mark-to-market" adjustments and realized gains on the Company's equity investments, especially New Pacific Metals Corp. YTD 2020 includes a gain on the sale of 10.4 million shares in the Company's equity investment in Maverix.
(5)Care and maintenance costs totaled $22.5 million in YTD 2021, which was a $72.8 million decrease from YTD 2020, and reflects the previously discussed COVID-19 related mine suspensions in 2020. Care and maintenance costs in YTD 2021 related only to the Escobal operation and the Navidad project.
(6)Net gain on asset sales, and derivatives was $42.1 million higher in YTD 2021 compared to YTD 2020. In YTD 2021, the Company recognized a $3.8 million gain on derivatives, primarily from its diesel and CAD hedge contracts, partially offset by losses on its PEN, copper and MXN contracts, and a $32.7 million gain from asset sales, primarily related to the sale of the Waterloo exploration stage asset. In YTD 2020, the Company recorded a net loss of $3.7 million on its MXN, PEN and CAD hedge contracts, partially offset by a gain in the diesel contract.
(7)Income tax expense of $118.0 million in YTD 2021 was $32.9 million higher than the $85.1 million in YTD 2020. The higher tax expense largely reflects the increase in income before tax of $109.3 million.
(8)Income from equity investees in YTD 2021 was $4.1 million compared to a loss of $1.8 million in YTD 2020, which is attributable to the Company recording its portion of income and loss from equity investees.
(9)Other expense in YTD 2021 was $2.5 million compared to other expense of $7.6 million in YTD 2020. The 2020 expenses included transactions costs from the sale of investments, which exceed the 2021 expenses associated with various legal provisions.
Statement of Cash Flows: YTD 2021 vs. YTD 2020
Cash flow from operations in YTD 2021 was $274.0 million, $17.7 million less than the $291.7 million generated in YTD 2020. The decrease was mostly related to a $139.8 million negative impact from a build-up in working capital and a $47.3 million increase in income taxes paid, which more than offset the $115.2 million increase in cash mine operating earnings and a $57.0 million decrease in mine care and maintenance expenditures exclusive of associated depreciation.
Working capital changes in YTD 2021 resulted in a $61.4 million use of cash, primarily reflecting a $65.8 million build-up in inventories. The inventory build-up was largely the result of increased inventories contained in leach pads, particularly at Dolores and Shahuindo, which should normalize through 2022. YTD 2020 working capital changes were a source of cash of $78.4 million, which largely reflected reductions in trade and other receivable balances of $63.1 million.
Investing activities utilized $120.3 million in YTD 2021, primarily related to the $173.3 million spent on mineral properties, plant and equipment at the Company’s mines and projects, which was partially offset by the $44.7 million from the disposition of certain royalty assets and the deposits on the Waterloo Sale.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
In YTD 2020, investing activities utilized only $43.8 million, as the $124.9 million spent on mineral properties, plant and equipment at the Company’s mines and projects was largely offset by $73.8 million source of cash from the sale of short-term investments, primarily in New Pacific Metals Corp., a partial disposition of the Company's interest in Maverix, net of the exercise of warrants associated with that transaction, and the $10.4 million in proceeds from the sale of certain non-core exploration properties.
Financing activities in YTD 2021 utilized $60.9 million compared to a $216.1 million use of cash in YTD 2020. Financing activities in YTD 2021 were primarily related to $50.5 million in dividends to shareholders, and $9.0 million of lease repayments. Financing activities in YTD 2020 primarily consisted of a net $185.0 million repayment on the Credit Facility, $31.5 million paid as dividends to shareholders and $9.9 million of lease repayments.
Adjusted Earnings: YTD 2021 vs YTD 2020
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q3 2021 Financial Statements.
Adjusted Earnings in YTD 2021 were $121.8 million, representing basic adjusted earnings per share of $0.58, which was $30.5 million, or $0.15 per share, higher than revised YTD 2020 adjusted earnings of $91.4 million, and basic adjusted earnings per share of $0.43.
The following chart illustrates the key factors leading to the change in adjusted earnings from YTD 2020 to YTD 2021:

Adjusted Earnings Reconciliation - YTD 2020 to YTD 2021 ($ millions)
$500.0
$400.0
$300.0
$200.0
$100.0
$—
$91.4
$169.3
$146.0
$10.1
$(246.2)
$(33.3)
$(13.1)
$(2.4)
$121.8
Revised YTD 2020 adjusted earnings(1)
Increased metal prices and positive concentrate settlement adjustments
Increased quantities of metal sold
Increased realized derivative income
Increased direct operating cost of sales and DDA
Increased tax expense
Increased Selling Costs
Other
YTD 2021 adjusted earnings

(1)Commencing in Q1 2021, gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results. The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	September 30, 2021	June 30, 2021	Dec. 31, 2020	Q3 2021 Change	YTD 2021 Change
Cash and cash equivalents ("Cash")	$257,509	$157,125	$167,113	$100,384	$90,396
Short-term Investments	$57,938	$83,242	$111,946	$(25,304)	$(54,008)
Cash and Short-term investments	$315,447	$240,367	$279,059	$75,080	$36,388
Working Capital	$618,761	$603,100	$495,168	$15,661	$123,593
Credit Facility committed amount	$500,000	$500,000	$500,000	$—	$—
Credit Facility amounts drawn	$—	$—	$—	$—	$—
Shareholders' equity	$2,639,114	$2,640,159	$2,605,839	$(1,045)	$33,275
Total debt (1)	$44,977	$47,696	$33,565	$(2,719)	$11,412
Capital (2)	$2,368,644	$2,447,488	$2,360,345	$(78,844)	$8,299
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Credit Facility, finance lease liabilities and loans payable. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
(2)Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments increased by $75.1 million during Q3 2021. The increase was driven by a $100.4 million increase in cash and cash equivalents from strong operating cash flow partially offset by a $25.3 million negative mark-to-market to the Company's investments, primarily related to New Pacific Metals Corp.
The increase in cash and cash equivalents was due to cash mine operating earnings of $184.5 million, which was sufficient to fund corporate overhead, exploration and care and maintenance expenses, tax payments, and investing and financing activities, which mostly related to payments for property, plant and equipment and dividends, respectively. In addition to strong cash mine operating earnings, a $23.0 million source of cash from non-cash working capital changes and a $29.9 million cash inflow from the sale of mineral properties, plant and equipment, largely related to the sale of the Waterloo property.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $618.8 million at September 30, 2021 was $15.7 million higher than working capital of $603.1 million at June 30, 2021. The increase is primarily driven by the increase in cash and short term investments described above, which offset the previously described decrease in inventories and an increase in accounts payable balances. The Company also maintains an equity investment in Maverix that was valued at $116.1 million based on the September 30, 2021 New York Stock Exchange closing share price of $4.47.
As of September 30, 2021, the Company was in compliance with all financial covenants under the $500 million revolving Sustainability-Linked Credit Facility, which was undrawn. The borrowing costs under the Company's Sustainability-Linked Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the Sustainability-Linked Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject pricing adjustments based on sustainability performance ratings and scores. The Company's Sustainability-Linked Credit Facility matures on August 8, 2025.

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 crisis, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at September 30, 2021, and the operating cash flows that are expected over the next twelve months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2021 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 9(f)(ii) of the 2020 Financial Statements, and in the Liquidity and Capital Position section of the Company's annual 2020 Management Discussion and Analysis (the "2020 Annual MD&A"). Since December 31, 2020, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 business disruptions.
Outstanding Share Amounts
As at September 30, 2021, the Company had approximately 0.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $41.62 and a weighted average life of 35 months. Approximately 0.2 million of the stock options were vested and exercisable at September 30, 2021, with an average weighted exercise price of CAD $16.93 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 9, 2021
Common shares	210,312,984
Options	246,997
Total	210,559,981
As part of the consideration payable to Tahoe shareholders in connection with the acquisition of Tahoe, Tahoe shareholders received contingent consideration in the form of one contingent value right ("CVR") for each Tahoe share. Each CVR has a 10 year term and will be exchanged for 0.0497 of a Pan American share upon first commercial shipment of concentrate following restart of operations at the Escobal mine. The Company issued an aggregate of 313,887,490 CVRs.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of September 30, 2021 was $369.4 million (December 31, 2020 - $330.6 million) using inflation rates of between 1% and 4% (December 31, 2020 - between 0% and 4%). The

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
inflated and discounted provision on the statement of financial position as at September 30, 2021 was $213.0 million (December 31, 2020 - $235.1 million), using discount rates between 0% and 9% (December 31, 2020 - between 0% and 8%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2047, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q3 2021 were primarily a result of increased inflation rates, increased discount rates from higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q3 2021 and YTD 2021 as finance expense was $1.9 million and $5.6 million, respectively (Q3 2020 and YTD 2020 - $2.1 million and $6.2 million, respectively). Reclamation expenditures incurred during Q3 2021 and YTD 2021 were $2.5 million and $4.3 million, respectively (Q3 2020 and YTD 2020 - $0.7 million and $1.7 million, respectively).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of the Q3 2021 Financial Statements. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the parties which approximates fair value.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold. Consolidated Cash Costs and AISC are based on total silver ounces sold and are net of by-product credits from all metals other than silver ("silver basis consolidated by-product credits").
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow.

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Due to the expected mine sequencing into a higher gold zone of the mine plan at Dolores, the Company has determined that the mine is better identified as a Gold Segment operation from 2021 onwards. Thus as of Q1 2021, Dolores Cash Costs and AISC are reported on a per ounce of gold basis and are included as part of the Gold Segment Cash Costs and AISC calculations. 2020 Dolores Cash Costs and AISC are reported on a per ounce of silver basis and are included as part of the Silver Segment Cash Costs and AISC calculations, as previously reported.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Three months ended September 30, 2021				Three months ended September 30, 2020
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production costs	$110,733	$158,695		$269,428	$53,343	$63,877		$117,220
Purchase Price Allocation Inventory Fair Value Adjustment	—	(119)		(119)	—	(557)		(557)
NRV inventory adjustments	(1,270)	(1,185)		(2,456)	22,643	—		22,643
On-site direct operating costs	109,462	157,392		266,854	75,986	63,320		139,306
Royalties	3,379	5,471		8,850	6,291	1,643		7,933
Smelting, refining and direct selling charges(2)	17,149	40		17,189	14,003	29		14,032
Cash cost of sales before by-product credits	129,990	162,903		292,892	96,280	64,992		161,271
Silver segment by-product credits(2)	(79,789)	—		—	(69,150)	—		—
Gold segment by-product credits(2)	—	(15,859)		—	—	(1,665)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(363,771)	—	—		(221,784)
Cash Costs	$50,201	$147,044		$(70,879)	$27,130	$63,327		$(60,514)

NRV inventory adjustments	1,270	1,185		2,456	(22,643)	—		(22,643)
Sustaining capital	15,532	37,376		52,908	16,925	19,428		36,352
Exploration and project development	1,136	773	504	2,412	203	876	759	1,839
Reclamation cost accretion	504	1,129	235	1,868	1,225	750	91	2,065
General and administrative expense	—	—	9,080	9,080	—	—	10,367	10,367
All-in sustaining costs	$68,643	$187,507	$9,819	$(2,155)	$22,840	$84,381	$11,217	$(32,533)

Silver segment silver ounces sold (koz)	4,211	—		—	3,800	—		—
Gold segment gold ounces sold (koz)	—	160		—	—	80		—
Total silver ounces sold (koz)(1)	—	—		4,869	—	—		3,864
Cash costs per ounce sold	$11.92	$922			$7.14	$793
AISC per ounce sold	$16.30	$1,176		$(0.44)	$6.01	$1,057		$(8.42)
AISC per ounce sold (excluding NRV inventory adjustments)	$16.00	$1,168		$(0.95)	$11.97	$1,057		$(2.56)

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Nine months ended September 30, 2021				Nine months ended September 30, 2020
(In thousands of USD, except as noted)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)	Silver Segment	Gold Segment	Corporate	Consolidated (silver basis)(1)
Production costs	$277,552	$384,486		$662,037	$256,068	$233,902		$489,970
Purchase Price Allocation Inventory Fair Value Adjustment		(549)		(549)		(2,750)		(2,750)
NRV inventory adjustments	179	12,755		12,933	9,434	—		9,434
On-site direct operating costs	277,730	396,692		674,422	265,502	231,152		496,653
Royalties	15,280	14,547		29,827	13,441	4,930		18,371
Smelting, refining and direct selling charges(2)	52,317	138		52,455	39,266	108		39,374
Cash cost of sales before by-product credits	345,327	411,376		756,703	318,209	236,190		554,398
Silver segment by-product credits(2)	(218,123)	—		—	(227,022)	—		—
Gold segment by-product credits(2)	—	(52,574)		—	—	(4,469)		—
Consolidated silver basis by-product credits(1)(2)	—	—		(948,999)	—	—		(715,370)
Cash Costs	$127,204	$358,802		$(192,296)	$91,187	$231,721		$(160,971)

NRV inventory adjustments	(179)	(12,755)		(12,933)	(9,434)	—		(9,434)
Sustaining capital	40,211	111,132		151,342	58,786	51,253		110,038
Exploration and project development	2,289	2,756	1,950	6,995	878	2,563	2,565	6,005
Reclamation cost accretion	1,513	3,387	706	5,606	3,673	2,247	278	6,199
General and administrative expense			26,597	26,597			25,694	25,694
All-in sustaining costs	$171,037	$463,323	$29,253	$(14,688)	$145,090	$287,784	$28,537	$(22,469)

Silver segment silver ounces sold (koz)	10,361	—		—	12,346	—		—
Gold segment gold ounces sold (koz)	—	408		—	—	286		—
Total silver ounces sold (koz)(1)	—	—		12,403	—	—		12,585
Cash costs per ounce sold	$12.28	$879			$7.39	$811
AISC per ounce sold	$16.51	$1,135		$(1.18)	$11.75	$1,007		$(1.79)
AISC per ounce sold (excluding NRV inventory adjustments)	$16.52	$1,166		$(0.14)	$12.52	$1,007		$(1.04)
(1)Consolidated silver basis calculated by treating all revenues from metals other than silver, including gold, as a by-product credit in Cash Costs. Consolidated silver basis by-product credits include all silver segment by-product credits, as well as gold revenues from the Gold Segment mines as by-products. Total silver ounces sold likewise includes silver ounces sold from Gold Segment operations.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2021	2020	2021	2020
Payments for mineral properties, plant and equipment(1)	$62,190	$38,832	$173,331	$124,920
Add/(Subtract)
Lease Payments(1)	3,145	2,880	8,980	9,921
Repayment of loans(2)	850	—	850	—
Investment (non-sustaining) capital	(13,277)	(5,359)	(31,819)	(24,803)
Sustaining Capital	$52,908	$36,352	$151,342	$110,038
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended September 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$28,222	$25,702	$18,687	$6,599	$31,523	$110,733
NRV inventory adjustments	—	—	—	—	(1,270)	(1,270)
On-site direct operating costs	28,222	25,702	18,687	6,599	30,253	109,462
Royalties	52	—	—	2,597	729	3,379
Smelting, refining & direct selling costs	3,624	6,016	4,746	1,029	1,734	17,149
Cash Costs before by-product credits	31,898	31,718	23,433	10,225	32,715	129,990
Silver segment by-product credits	(12,325)	(27,132)	(19,087)	(4,193)	(17,053)	(79,789)
Cash Costs	$19,573	$4,587	$4,346	$6,032	$15,663	$50,201

NRV inventory adjustments	—	—	—	—	1,270	1,270
Sustaining capital	7,992	2,744	1,963	1,480	1,353	15,532
Exploration and project development	927	—	209	—	—	1,136
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$28,604	$7,470	$6,593	$7,577	$18,398	$68,643

Silver segment silver ounces sold (koz)	1,548	978	517	358	810	4,211

Cash cost per ounce sold	$12.65	$4.69	$8.41	$16.84	$19.33	$11.92
AISC per ounce sold	$18.48	$7.63	$12.76	$21.16	$22.71	$16.30
AISC per ounce sold (excluding NRV inventory adjustments)	$18.48	$7.63	$12.76	$21.16	$21.14	$16.00

SILVER SEGMENT	Three months ended September 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$17,819	$6,968	$4,149	$2,836	$7,833	$13,738	$53,343
NRV inventory adjustments	—	20,505	—	189	—	1,949	22,643
On-site direct operating costs	17,819	27,472	4,149	3,025	7,833	15,687	75,986
Royalties	121	1,139	(35)	—	4,548	518	6,291
Smelting, refining & direct selling costs	5,615	17	2,733	1,415	2,685	1,538	14,003
Cash Costs before by-product credits	23,555	28,628	6,847	4,440	15,066	17,743	96,280
Silver segment by-product credits	(14,338)	(32,186)	(7,115)	(3,668)	(2,382)	(9,461)	(69,150)
Cash Costs	$9,217	$(3,557)	$(268)	$773	$12,684	$8,282	$27,130

NRV inventory adjustments	—	(20,505)	—	(189)	—	(1,949)	(22,643)
Sustaining capital	4,727	7,408	1,730	974	1,330	756	16,925
Exploration and project development	95	65	—	43	—	—	203
Reclamation cost accretion	143	660	144	84	71	123	1,225
All-in sustaining costs	$14,182	$(15,929)	$1,605	$1,685	$14,085	$7,211	$22,840

Silver segment silver ounces sold (koz)	1,408	695	278	127	702	590	3,800

Cash cost per ounce sold	$6.54	$(5.12)	$(0.97)	$6.07	$18.08	$14.03	$7.14
AISC per ounce sold	$10.07	$(22.92)	$5.78	$13.23	$20.08	$12.22	$6.01
AISC per ounce sold (excluding NRV inventory adjustments)	$10.07	$6.58	$5.78	$14.71	$20.08	$15.52	$11.97

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

SILVER SEGMENT	Nine months ended September 30, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$47,732	$68,212	$56,463	$28,837	$76,308	$277,552
NRV inventory adjustments	—	—	—	—	179	179
On-site direct operating costs	47,732	68,212	56,463	28,837	76,486	277,730
Royalties	251	—	—	13,046	1,983	15,280
Smelting, refining & direct selling costs	7,421	17,133	15,529	6,805	5,428	52,317
Cash Costs before by-product credits	55,404	85,346	71,991	48,688	83,897	345,327
Silver segment by-product credits	(28,344)	(75,946)	(54,407)	(19,190)	(40,236)	(218,123)
Cash Costs	$27,060	$9,400	$17,585	$29,498	$43,661	$127,204

NRV inventory adjustments	—	—	—	—	(179)	(179)
Sustaining capital	19,660	6,905	5,773	2,871	5,002	40,211
Exploration and project development	2,017	—	271	—	—	2,289
Reclamation cost accretion	339	418	224	196	337	1,513
All-in sustaining costs	$49,076	$16,723	$23,853	$32,566	$48,820	$171,037

Silver segment silver ounces sold (koz)	2,652	2,304	1,568	1,783	2,055	10,361

Cash cost per ounce sold	$10.20	$4.08	$11.22	$16.54	$21.25	$12.28
AISC per ounce sold	$18.50	$7.26	$15.22	$18.26	$23.76	$16.51
AISC per ounce sold (excluding NRV inventory adjustments)	$18.50	$7.26	$15.22	$18.26	$23.85	$16.52

SILVER SEGMENT	Nine months ended September 30, 2020
(In thousands of USD, except as noted)	La Colorada	Dolores	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$47,004	$102,435	$23,170	$18,561	$19,485	$45,413	$256,068
NRV inventory adjustments	—	6,463	—	—	—	2,970	9,434
On-site direct operating costs	47,004	108,898	23,170	18,561	19,485	48,383	265,502
Royalties	408	5,683	(15)	—	6,165	1,200	13,441
Smelting, refining & direct selling costs	13,666	53	10,377	5,937	4,960	4,273	39,266
Cash Costs before by-product credits	61,078	114,634	33,532	24,498	30,610	53,856	318,209
Silver segment by-product credits	(33,461)	(115,308)	(27,993)	(18,004)	(5,161)	(27,093)	(227,022)
Cash Costs	$27,617	$(674)	$5,539	$6,493	$25,449	$26,764	$91,187

NRV inventory adjustments	—	(6,463)	—	—	—	(2,970)	(9,434)
Sustaining capital	12,921	32,083	3,724	4,040	3,487	2,531	58,786
Exploration and project development	556	214	—	108	—	—	878
Reclamation cost accretion	428	1,980	432	252	213	368	3,673
All-in sustaining costs	$41,521	$27,140	$9,695	$10,893	$29,148	$26,693	$145,090

Silver segment silver ounces sold (koz)	3,963	3,104	1,146	590	1,699	1,843	12,346

Cash cost per ounce sold	$6.97	$(0.22)	$4.83	$11.00	$14.97	$14.52	$7.39
AISC per ounce sold	$10.48	$8.74	$8.46	$18.46	$17.15	$14.48	$11.75
AISC per ounce sold (excluding NRV inventory adjustments)	$10.48	$10.82	$8.46	$18.46	$17.15	$16.10	$12.52

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended September 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$50,438	$36,264	$25,380	$46,613	$158,695
Purchase Price Allocation Inventory Fair Value Adjustment	—	(119)	—	—	(119)
NRV inventory adjustments	(1,185)	—	—	—	(1,185)
On-site direct operating costs	49,253	36,145	25,380	46,613	157,392
Royalties	3,698	—	—	1,773	5,471
Smelting, refining & direct selling costs	9	—	—	31	40
Cash Costs before by-product credits	52,960	36,145	25,380	48,417	162,903
Gold segment by-product credits	(14,140)	(1,399)	(231)	(88)	(15,859)
Cash Costs of Sales	$38,819	$34,746	$25,149	$48,329	$147,044

NRV inventory adjustments	1,185	—	—	—	1,185
Sustaining capital	11,214	8,269	8,258	9,634	37,376
Exploration and project development	13	—	—	760	773
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$51,933	$43,279	$33,557	$58,738	$187,507

Gold segment gold ounces sold	50,639	45,512	27,056	36,300	159,507

Cash cost per ounce sold	$767	$763	$930	$1,331	$922
AISC per ounce sold	$1,026	$951	$1,240	$1,618	$1,176
AISC per ounce sold (excluding NRV inventory adjustments)	$1,002	$951	$1,240	$1,618	$1,168

GOLD SEGMENT	Three months ended September 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$16,877	$14,420	$32,581	$63,877
Purchase Price Allocation Inventory Fair Value Adjustment	(523)	(35)	—	(557)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	16,354	14,385	32,581	63,320
Royalties	—	—	1,643	1,643
Smelting, refining & direct selling costs	—	—	29	29
Cash Costs before by-product credits	16,354	14,385	34,253	64,992
Gold segment by-product credits	(1,523)	(45)	(97)	(1,665)
Cash Costs of Sales	$14,831	$14,340	$34,156	$63,327

NRV inventory adjustments	—	—	—	—
Sustaining capital	4,469	9,510	5,449	19,428
Exploration and project development	—	—	876	876
Reclamation cost accretion	404	295	51	750
All-in sustaining costs	$19,704	$24,145	$40,532	$84,381

Gold segment gold ounces sold	31,973	17,132	30,750	79,855

Cash cost per ounce sold	$464	$837	$1,111	$793
AISC per ounce sold	$616	$1,409	$1,318	$1,057
AISC per ounce sold (excluding NRV inventory adjustments)	$616	$1,409	$1,318	$1,057

PAN AMERICAN SILVER CORP.	38

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

GOLD SEGMENT	Nine months ended September 30, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$111,368	$80,775	$62,038	$130,304	$384,486
Purchase Price Allocation Inventory Fair Value Adjustment	—	(543)	(6)	—	(549)
NRV inventory adjustments	12,755	—	—	—	12,755
On-site direct operating costs	124,123	80,232	62,033	130,304	396,692
Royalties	9,468	—	—	5,080	14,547
Smelting, refining & direct selling costs	33	—	—	105	138
Cash Costs before by-product credits	133,623	80,232	62,033	135,488	411,376
Gold segment by-product credits	(47,153)	(4,367)	(737)	(317)	(52,574)
Cash Costs of Sales	$86,470	$75,866	$61,296	$135,171	$358,802

NRV inventory adjustments	(12,755)	—	—	—	(12,755)
Sustaining capital	28,469	19,700	35,484	27,479	111,132
Exploration and project development	189	—	—	2,566	2,756
Reclamation cost accretion	2,103	789	450	46	3,387
All-in sustaining costs	$104,477	$96,354	$97,229	$165,262	$463,323

Gold segment gold ounces sold	123,729	99,926	82,565	102,000	408,220

Cash cost per ounce sold	$699	$759	$742	$1,325	$879
AISC per ounce sold	$844	$964	$1,178	$1,620	$1,135
AISC per ounce sold (excluding NRV inventory adjustments)	$947	$964	$1,178	$1,620	$1,166

GOLD SEGMENT	Nine months ended September 30, 2020
(In thousands of USD, except as noted)	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$74,481	$48,879	$110,542	$233,902
Purchase Price Allocation Inventory Fair Value Adjustment	(2,437)	(312)	(1)	(2,750)
NRV inventory adjustments	—	—	—	—
On-site direct operating costs	72,044	48,567	110,541	231,152
Royalties	—	—	4,930	4,930
Smelting, refining & direct selling costs	—	—	108	108
Cash Costs before by-product credits	72,044	48,567	115,579	236,190
Gold segment by-product credits	(3,830)	(378)	(261)	(4,469)
Cash Costs of Sales	$68,214	$48,189	$115,318	$231,721

NRV inventory adjustments	—	—	—	—
Sustaining capital	15,786	24,294	11,174	51,253
Exploration and project development	(5)	—	2,568	2,563
Reclamation cost accretion	1,211	884	152	2,247
All-in sustaining costs	$85,206	$73,366	$129,212	$287,784

Gold segment gold ounces sold	117,712	57,224	110,930	285,866

Cash cost per ounce sold	$580	$842	$1,040	$811
AISC per ounce sold	$724	$1,282	$1,165	$1,007
AISC per ounce sold (excluding NRV inventory adjustments)	$724	$1,282	$1,165	$1,007

PAN AMERICAN SILVER CORP.	39

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and nine months ended September 30, 2021 and 2020, to the net earnings for each period.

	Three months ended September 30,		Nine months ended September 30,
(In thousands of USD, except as noted)	2021	2020(1)	2021	2020(1)
Net earnings for the period	$20,219	$65,260	$83,898	$7,437
Adjust for:
Write-down of other assets	—	—	—	2,013
Unrealized foreign exchange losses	1,285	2,712	5,060	7,855
Heap inventory net realizable value charge (recovery)	1,097	(10,165)	(8,590)	4,283
Unrealized losses (gains) on derivatives	3,524	(2,037)	3,102	537
(Income) loss from equity investees	(540)	(1,078)	(4,058)	1,811
(Gain) loss on sale of assets	(28,462)	(41)	(32,718)	1,910
COVID 19 mine care and maintenance	—	20,476	—	75,097
Unrealized investment (income) loss(1)	25,250	(13,029)	53,639	(31,536)
Effect of taxes on adjusting items	7,114	(1,392)	10,730	(18,818)
Effect of foreign exchange on taxes	8,293	(1,647)	10,776	40,769
Total adjustments	$17,561	$(6,201)	$37,941	$83,921
Adjusted earnings for the period	$37,779	$59,059	$121,838	$91,358
Weighted average shares for the period	210,299	210,160	210,282	210,049
Adjusted earnings per share for the period	$0.18	$0.28	$0.58	$0.43
(1)Commencing in Q1 2021 gains and losses recognized in relation to certain equity investments owned by the Company, and included in Investment income (loss) in the Company's financial statements, are being excluded from Adjusted Earnings. This change was based on the increase in both the magnitude and volatility of these investments having a larger impact to the Company’s net income in recent years, and Management’s belief that these fair-market-values are neither under the control of Management nor representative of normal course operating results. The comparative period's adjusted earnings have been revised to conform to this change and thus differ from that previously reported.
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore

PAN AMERICAN SILVER CORP.	40

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Cash Mine Operating Earnings
Cash mine operating earnings is a non-GAAP measure calculated as mine operating earnings excluding depreciation and amortization expense and NRV inventory adjustments included in production costs. Cash mine operating earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company excludes these significant non-cash items to arrive at cash mine operating earnings for the purpose of analyzing and explaining periodic cash flow from operations and changes thereto.

Reconciliation of cash mine operating earnings	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2021	2020	2021	2020
Mine operating earnings(1)	$98,887	$124,561	$291,899	$223,005
Add/(Subtract)
Depreciation and amortization(1)	83,184	50,700	226,817	177,005
Net realizable value adjustment for inventories(2)	2,456	(22,643)	(12,933)	(9,434)
Cash mine operating earnings	$184,527	$152,618	$505,783	$390,576
(1)As presented on the consolidated statements of earnings and comprehensive earnings.
(2)As presented in Note 21 to the Company's Q3 2021 Financial Statements.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and in the Risks and Uncertainties section of the Company's 2020 Annual MD&A, and the 2020 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks are described in Note 9(f) to the Company's 2020 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended September 30, 2021. The following provides an update to certain relevant financial instrument risks for the quarter:

PAN AMERICAN SILVER CORP.	41

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure. As at September 30, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (450 tonnes) with settlement dates on those positions between October 2021 and December 2021. The outstanding contracts have respective weighted average floor and cap prices per tonne of $7,500 and $8,775. The Company recorded gains of $0.3 million and losses of $0.9 million during the three and nine months ended September 30, 2021, respectively. The Company did not have any copper contracts outstanding during the comparable periods in 2020.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At September 30, 2021, the Company had outstanding positions on its diesel exposure with a notional amount of 6.6 million gallons, with a weighted average fixed price of $1.30 per gallon. The Company recorded gains of $1.1 million and $9.1 million during the three and nine months ended September 30, 2021, respectively (2020 - losses of $0.5 million and gains of $0.8 million for the three and nine months ended September 30, 2020, respectively).
Trading Activities and Credit Risk
As at September 30, 2021, we had receivable balances associated with buyers of our concentrates of $48.9 million (December 31, 2020 - $35.1 million). The vast majority of the Company's concentrate is sold to a limited number of concentrate buyers.
As at September 30, 2021, we had approximately $41.1 million contained in precious metal inventory at refineries (December 31, 2020 - $61.8 million). Dore production is refined under long-term agreements with fixed refining terms at five separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at September 30, 2021, the Company had made $10.0 million of supplier advances (December 31, 2020 - $8.2 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.

PAN AMERICAN SILVER CORP.	42

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Foreign currency exchange rate risk
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. At September 30, 2021, the Company had outstanding positions on its foreign currency exposure of MXN, PEN and CAD purchases. The MXN positions are collars with an outstanding notional amount of $30.8 million USD, with weighted average USD put and call exchange rates of $20.54 and $28.20, respectively. The PEN positions are collars with an outstanding notional amount of $18.9 million USD, with weighted average USD put and call exchange rates of $3.50 and $3.71, respectively. The CAD positions are collars with an outstanding notional amount of $48.0 million USD, with weighted average USD put and call exchange rates of $1.25 and $1.32, respectively. The Company recorded losses of $0.5 million, $1.8 million, and $0.8 million, respectively, on MXN, PEN and CAD derivative contracts for the three months ended September 30, 2021 (2020 - gains of $1.8 million, losses of $0.1 million and gains of $0.3 million, respectively). The Company recorded losses of $0.6 million, $4.0 million, and gains of $0.1 million, respectively, on MXN, PEN and CAD derivative contracts for the nine months ended September 30, 2021 (2020 - losses of $1.9 million, $1.9 million and $0.7 million, respectively). At September 30, 2021, the Company held cash and short-term investments of $69.0 million in Canadian dollars, $8.3 million in Peruvian soles, $2.9 million in Argentine pesos, $3.0 million in Bolivian bolivianos, $3.9 million in Mexican pesos, and $0.4 million in Guatemalan quetzales.
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. The nature, assessment and management of such claims are described in the Risks and Uncertainties section of the 2020 Annual MD&A, and in Note 24 to the Company's Q3 2021 Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended September 30, 2021.
In early May 2021 the Company’s subsidiary in Guatemala and the Ministry of Energy and Mines were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently operations at Escobal are suspended pending the completion of the ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.
As reported in our 2020 AIF, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We intend to appeal this dismissal and we will continue to oppose the SEDATU process. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.

PAN AMERICAN SILVER CORP.	43

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
COVID-19 and Other Pandemics
Since the outbreak of the coronavirus in late 2019 ("COVID-19"), it has spread into areas where we have operations and where our offices are located. During 2020, Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we reduced throughput at our Timmins operation in Canada in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of the outbreak, new information that may emerge concerning the severity of COVID-19, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19, the development and adequate supply of vaccines, and the roll-out of vaccination programs in each jurisdiction. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2021, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our credit facility or otherwise, to sustain our business and operations.
Moreover, the continued presence of, or spread, of COVID-19, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are

PAN AMERICAN SILVER CORP.	44

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted.
Presentation of Financial Statements (Amendment to IAS 1)
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
The amendment clarifies that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. This amendment is not expected to have a material impact on the Company.
Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16)
The amendment will prohibit the Company from deducting net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in a manner intended by management. The amendment requires retrospective application and effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. This amendment is not expected to have a material impact on the Company upon adoption; however, the amendment may have impacts in future periods.

PAN AMERICAN SILVER CORP.	45

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2020 Financial Statements, for the Company’s summary of significant accounting policies.
DISCLOSURE CONTROLS AND PROCEDURES

Management’s Report on Internal Control over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and its Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure and reliability of the Company’s financial reporting and preparation of it’s financial statements.
Management of Pan American is also responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the three month period ended September 30, 2021 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to

PAN AMERICAN SILVER CORP.	46

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
the Company’s Annual Information Form dated February 17, 2021, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Pan American and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance, and estimates of current and future production levels including our estimated production of silver, gold and other metals forecasted for 2021, our estimated Cash Costs, AISC and expenditures in 2021; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the effect that the COVID-19 pandemic may have on our financial and operational results; the ability of Pan American to continue with its operations, or, if applicable, to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our Credit Facility or otherwise, to sustain our business and operations; the timing and outcome with respect to Pan American's environmental, social and governance activities and our reporting there; the timing and impact of the replacement of ventilation infrastructure at the La Colorada mine; the sufficiency of our current working capital, anticipated operating cash flow or its ability to raise necessary funds; the duration and effect of the license suspensions and any road blocks relating to the Escobal mine; the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and any anticipated completion thereof; Pan American’s expectations with respect to the likelihood of success of litigation or administrative actions against or otherwise impacting Pan American, and if Pan American is unsuccessful in defending or challenging such litigation or action, the financial and/or operational impacts on Pan American and its operations; the estimated cost of and availability of funding necessary for sustaining capital; forecast capital and non-operating spending; and our plans and expectations for its properties and operations.
These forward-looking statements and information reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; expectations with respect to the future anticipated impact of COVID-19 on our operations and their workforce, suppliers and essential resources, the assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country, and the effectiveness and results of any vaccines, the lessening or increase in pandemic-related restrictions, and the anticipated rate and timing for the same; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
We caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and we have

PAN AMERICAN SILVER CORP.	47

Management Discussion and Analysis
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of our business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where we may carry on business, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia, and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom we do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; our ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits and the presence of laws, regulations and other legal impediments that may impose restrictions on mining, including those currently in the province of Chubut, Argentina, or that might otherwise prevent or cause the suspension or discontinuation of mining activities; the risk of litigation and the resulting financial or operational impacts of such current or future litigation, including challenges to the ILO 169 consultation process; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; risks relating to information and cyber security, and our ability to secure our information and data and protect ourselves from cyber-attack, breach, or technology-based fraud; our ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the our title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in our most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. We do not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserves and mineral resources, and any related estimates, included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

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